UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number: 333-140685

CUSIP Number: 98154X 105

(Check one):	☐ Form 10-K ☐ Form 20-F ☐Form 11-K ☑Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR ☐

	For Period Ended:	March 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________________________________________________________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

World Series of Golf, Inc.
10161 Park Run Dr., Suite 150
Las Vegas, Nevada 89145

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     We are still in the process of preparing our financial statements for the year ended December 31, 2008 which have been delayed due to misstatements discovered in our previously issued financial statements. Because we are devoting all of our resources to the year-end financial statements, we have not yet completed the preparation of our financial statements for the quarter ended March 31, 2009. As a result, we are unable to file our Quarterly Report on Form 10-Q in a timely manner without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joe F. Martinez, Chief Executive Officer Phone: (702) 740-1740

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Annual Report on Form 10-K for the period ended December 31, 2008	Yes ☐	No ☑

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		Yes ☐	No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WORLD SERIES OF GOLF, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 18, 2009	By:	/s/ Joe F. Martinez
Name: Joe F. Martinez
Title: Chief Executive Officer